

June 12, 2013

Via E-mail
Michelle LaCour
Chief Executive Officer
Resort Savers, Inc.
1004 Commercial Ave., #509
Anacortes, WA 98221-4117

> **Re:** **Resort Savers, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 3, 2013**
> **File No. 333-187437**

Dear Ms. LaCour:

We have reviewed your responses to the comments in our letter dated April 16, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment 2 and reissue in part. Please revise your disclosure in the prospectus summary section to state that while your executives and directors are employed by companies that operate in Hawaii, they currently work from Washington and Louisiana. Please also revise to disclose that they intend to operate your company from these states. We also note your response that "Ms. LaCour lives part-time in Anacortes, WA." Please revise to disclose where Ms. LaCour spends the rest of her time.

2. We note your response to our prior comment 3 and reissue in part. Please revise the related party transactions section to disclose that Ms. LaCour's current employer will be designing and developing your website. Refer to Item 404(d) of Regulation S-K.

3. Please amend your filing to include updated financial statements that comply with Rule 8-08 of Regulation S-X.

Summary of Prospectus, page 3

4. We note your response to our prior comment 5 and reissue in part. Please revise to remove unsubstantiated statements like "[w]e will negotiate contracts with vendors requiring a 25 to 50% discount, providing the savings and value that travelers are looking for," and that your company "will generate revenues from commissions," or explain how

you plan to do so. Your explanation to us, with a view toward disclosure, should explain why vendors would negotiate a lower price to an entity with $75,000 in assets and not with other competitors with significantly greater assets and a larger budget for advertising. Please also explain what you mean by "new media channels" in the second to last paragraph on page 3.

5. We note that you report assets of $1,064 as of January 31, 2012. Please revise to disclose your assets as of a more recent, practicable, date.

Risk Factors, page 7

Risks Associated with Resort Savers, Inc., page 7

We possess minimal capital which may severely restrict our ability to develop, page 9

6. We note your response to our prior comment 12 and reissue. Although it appears you may have attempted to create a new risk factor addressing the minimal funds allocated to advertising, this does not answer our original comment. Please revise to include a separate risk factor concerning your radical underfunding.

Our officers and directors own 100% of the outstanding shares of our common stock, page 15

7. Given your status as a shell company, please revise this risk factor to remove the reference to Rule 144 of the Securities Act of 1933. Instead, please refer to Rule 144(i) of the Securities Act of 1933. Please also revise the market price of and dividends of the registrant's common equity and related stockholder matters section on page 24 accordingly.

Description of Business, page 21

Principal Products, Services and Their Markets, page 22

8. We note your response to our prior comment 17 and reissue. Please clarify the use of the term "local" in the statement "[w]e will utilize local print media and our website to advertise our services." Please revise to state as a belief that you will provide a CRM system, as it appears that no development of this system has yet occurred. In this regard, please also include an additional risk factor explaining that a crucial part of your business plan, the CRM system, will be created and developed by independent contractors with no "long-term agreement or contract . . . to maintain or manage" it. Thus, your company may be ill-equipped to deal with any potential problems arising in the CRM system after initial implementation, which could harm your business.

9. We note your response to our prior comment 19 and reissue in part. Although you disclose that you will require "a minimum capital investment of $37,500" you only detail how $11,500 will be needed. Please revise to justify your estimate.

10. We note your response to our prior comment 20 and reissue. Please provide detailed examples of relevant experience that the LaCours have.

11. We note your response to our prior comment 21 and reissue. Please also include a discussion identifying what types of clients you anticipate working with, and how you intend to find them.

Talent Sources and Names of Principal Suppliers, page 23

12. We note your response to our prior comment 23 and reissue in part. Please provide a basis for your belief that you will "negotiate best prices with local activity, dining and entertainment vendors in each targeted travel destination."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Plan of Operation, page 27

13. We note your response to our prior comment 27 and reissue. Please revise to provide additional details regarding the timelines and cost estimates for each phase of your business plan for the first 12 months. For example, for each phase, please identify the specific areas in which you intend to spend your funds and how much you anticipate spending on each. Such discussions should reconcile with your use of proceeds disclosure, and should not simply restate them. Please also provide timeline information through at least the first 12 months of operation, quantifying how long you expect each phase of development to last. Please provide additional detail of how you intend to find "the required investment capital." Please also reconcile your disclosure on page 28 that you "hope to realize revenues 6 months after completion of this offering" with the disclosure on page 22 that you "expect to generate revenues in the last two months of the first year following completion of the Offering."

14. Please revise to explain what is meant by "outreaches to relevant partner sites and blogs to build link exchanges" on page 28 and discuss your plans for doing so.

15. Please revise to discuss in greater detail your expected timeline for developing and integrating your CRM system.

16. We note your discussion of "conventional mortgage financing" in the last paragraph on page 28. Please revise to discuss what potential collateral you contemplate using to secure any such loan. Please also advise as to whether your directors have the means to contribute the additional "self-financing" you discuss.

Directors and Executive Officers

17. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that these people should serve as directors of your company. Refer to Item 401(e) of Regulation S-K.

Financial Statements and Selected Financial Data, page 25

18. Please revise your disclosure of "Net loss per common share: Basic and Diluted" on page 26 to comply with our prior comment 32.

Undertakings, page 51

19. Please revise to include the appropriate undertaking pursuant to Item 512(a)(5) of Regulation S-K.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        James B. Parsons
        Parsons/Burnett/Bjordahl/Hume, LLP